Exhibit 2
ACKNOWLEDGEMENT
     The undersigned, Kevan A. Fight, hereby acknowledges to the parties to that certain Lock-Up Agreement dated July 9 2010 (the “Lock-Up Agreement”), that (i) he is the beneficial owner of the 51,000 shares of 6.25% Series A Cumulative Convertible Preferred Stock issued by Emmis Communications Corporation, attributed to Double Diamond Partners under the Lock-Up Agreement, (ii) he agrees to join and be bound by all the terms of the Lock-Up Agreement and shall hereafter be deemed to be a “Locked-Up Holder” for all purposes under the Lock-Up Agreement, and (iii) he makes the representations and warranties of the Locked-Up Holders set forth in Sections 1 through 5 of the Lock-Up Agreement.
     IN WITNESS WHEREOF, the undersigned has caused this Acknowledgement to be executed as of July 16, 2010.

/s/ Kevan A. Fight
Kevan A. Fight